Mail Stop 4561

March 30, 2007

Dennis D. Oklak
600 East 96th Street
Suite 100
Indianapolis, Indiana 46240

> **Re:** **Duke Realty Corporation & Duke Realty Limited Partnership**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007 and March 13, 2007, respectively**
> **File No. 001-09044 and 000-20625, respectively**

Dear Mr. Oklak:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document**s**. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Financial Statements and Notes

Note 2 - Summary of Significant Accounting Policies

Real Estate Investments, page 56

1.   Advise us how renewal options are considered in the amortization periods for your below-market rents.

Note 7 – Indebtedness, page 64

2.   Reference is being made to the last paragraph on page 65. We note that the company purchased a capped call option on the General Partner's common stock in a private transaction. Explain to us how you considered SFAS 133 in determining whether the call option should be accounted for as a derivative. Also tell us your basis in GAAP in accounting for the call option as a reduction to partner's equity.

3.   Please explain to us under which circumstances the Exchangeable Notes can be exchanged for share of common stock. In addition, advise us if the exchange of notes is at the option of the Company or the holder and what impact if any that has on your accounting treatment.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

▪   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

▪   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

▪   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief